SUB-ITEM 77H:  Changes in Control of Registrant


The control person is the Distributor of the registrant. The control person seeded the registrant at its inception. The high ownership percentage in the registrant is permitted under Section 12(d)(1)(G) of the Act.


(a) Acquired Control:

Control Person            Date        Description        % Of Voting Securities
Seligman Advisors, Inc. 07/02/03      Purchased shares
                                      of registrant in
                                      connection with its
                                      initial organization   100.00




(b) Ceased to Control:

Control Person          Date          Description        % Of Voting Securities
Seligman Advisors, Inc. 07/17/03      Registrant sold
                                      shares to other
                                      non-controlling
                                      persons              24.46